SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of January, 2008

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Prudential plc Q4 NBF




Embargo: 07.00am Tuesday 29 January 2008

PRUDENTIAL PLC FULL YEAR 2007 NEW BUSINESS RESULTS

All figures in the table below are for the 12 months to 31 December 2007, with comparisons to 2006 at constant exchange rates.

                                  APE                             Growth

Total Group Insurance                  GBP2,874 million                    21%

Total Group Retail Insurance           GBP2,598 million                    25%

Asia                                   GBP1,306 million                    44%

US                                       GBP671 million                     19%

UK Retail                                GBP715 million                      4%

UK Total                                 GBP897 million                      0%

Asia Fund Management           Net inflows of GBP3 billion up 23%

M&G                            Net inflows of GBP5 billion down 19%


Mark Tucker, Group Chief Executive said:

"2007 has been another very strong year for the Group. These extremely positive new business results demonstrate continued growth across Prudential. The combination of our geographic diversification, world class product innovation, strength in distribution and the power of our brands continues to deliver excellent broad based growth.

"These results demonstrate the fundamental attractiveness of Asia as the fastest growing region of the world's life assurance markets and Prudential's proven ability to capture a material and growing share of the market.

"As we look ahead into 2008 the general economic outlook is uncertain and it remains to be seen how far this will impact upon the appetite to save. In the US and the UK our primary focus is on the retirement market, where demand is less sensitive to a general economic downturn than in other sectors. We therefore expect to see further profitable growth in both these markets, and to maintain our long term sector out-performance in the US. In Asia, the fundamentals underpinning economic growth remain powerful and our businesses are very well placed to benefit, although we do not currently expect growth in 2008 to reach the very high levels achieved in 2007. The outlook for the Group therefore remains positive."


Highlights

- Prudential Corporation Asia sales were up 44 per cent, with particularly impressive performance in India and Indonesia, two of the region's largest markets.

- Jackson, the Group's US insurance business, recorded new business growth of 19 per cent.

- Prudential UK continued its solid performance based on delivering value in the retirement market where it can generate attractive returns. In the fourth quarter, it completed the transfer of Equitable Life's portfolio of in-force with-profits annuities the largest transfer of its kind in the UK.

- In asset management, Asian net fund inflows of GBP3 billion were up 23 per cent. M&G experienced net inflows of GBP5 billion which, while 19 per cent lower than 2006, still represent the second highest year on record in very challenging markets.


Commentary on Full Year 2007 New Business Results

Asia insurance operations

Prudential Corporation Asia 2007 APE sales were GBP1,306 million, up 44 per cent compared to 2006. Prudential's Asian insurance operations' fourth quarter new business of GBP367 million saw growth of 35 per cent over a strong fourth quarter in 2006. On the PVNBP basis, 2007 sales were GBP7.0 billion, 44 per cent higher than 2006.

The strong growth reflects success in implementing our core regional priorities:

- Expanding the scale and increasing the productivity of our agency operations across the region.

-        Further enhancement of partnership distribution.

-        Introduction and roll out of healthcare products.

-        Development of a holistic approach to promotion of retirement savings.

Prudential's success continues to be driven by the unique combination of a powerful regional brand, multi-channel distribution, the strength and depth of the local experience of our regional management team and our ability to deploy technical and product expertise from around the Group into Asia.

Prudential's product portfolio in Asia continues to reflect its success in developing an increasingly broad range of unit-linked products that provide customers with the flexibility to match the investment funds with their life stage needs and risk appetites. In 2007, the proportion of unit-linked business in terms of APE increased to 71 per cent from 65 per cent in 2006.

The proportion of regular premium business sold remains high at 86 per cent, on an APE basis, reflecting the long term commitment of customers to their Prudential products. Non tied agency distribution continues to generate 30 per cent of Prudential's APE premiums.

During 2007, Prudential has continued to expand and strengthen its distribution capabilities. Excluding India, average agent numbers were up 10 per cent to 112,000 and, significantly, average agent productivity, in terms of APE per agent, was up 31 per cent.

In India, the ICICI-Prudential Life joint venture has seen continuing significant investment in the rapid expansion of the agency force across the country with average agent numbers increasing to 238,000, up 123 per cent. This has driven an increase in 2007 APE of 67 per cent which equates to GBP180 million for Prudential's 26 per cent stake in the joint venture. India's fourth quarter sales of GBP54 million showed an increase of 78 per cent over 2006.

Prudential is rapidly establishing itself as a leader in the retirement savings space with its highly appealing 'What's your number?' campaign that has now been launched in six markets. As previously reported, the launch was particularly successful in Taiwan where, when combined with a new retirement orientated variable annuity product and sales incentives in the second quarter, it invigorated the operation and was a major contributor to the 71 per cent growth in APE to GBP231 million recorded during the year. Fourth quarter sales of GBP39 million represented an increase of 15 per cent over 2006.

Indonesia was a significant contributor to Prudential's APE growth during 2007 at GBP121 million up 75 per cent on 2006. Prudential continues to leverage its market leading position to expand the Indonesian agency force with the agency activity rate increasing by 34 per cent and the average agent productivity up 30 per cent. Fourth quarter sales of GBP43 million is a doubling of APE compared with 2006 and included the Takaful product launch in September 2007.

In Korea, 2007 APE of GBP259 million was up 25 per cent on 2006, significantly ahead of the market growth. As previously reported the caps on bank distribution restrict growth in the bancassurance channel, but this has been offset to some extent by the addition of Industrial Bank of Korea as a partner in April 2007. Fourth quarter sales of GBP67 million were up 27 per cent compared to 2006 aided by the launch of a new retirement campaign, a new universal life product and a variable annuity product.

Hong Kong's 2007 APE of GBP167 million was up 30 per cent on 2006, reaffirming its position as a successful multi-channel distributor in a competitive market with both agency and bank distribution growing strongly. The retirement campaign launched in the first quarter showed good momentum throughout 2007. Fourth quarter sales of GBP53 million were up 17 per cent compared to 2006.

In Singapore, 2007 APE of GBP126 million was up 20 per cent on 2006, with the main driver of growth being the agency channel. The emphasis in this market is on agent productivity where Prudential delivered an increase of 21 per cent. Fourth quarter sales of GBP38 million were up 14 per cent compared to 2006. Singapore also launched a very successful new health product in August 2007, PruShield, with 63,000 policies issued, by 31 December 2007.

In China, 2007 APE sales of GBP47 million were up 24 per cent on 2006. Fourth quarter sales have been incorporated in Group results at 50 per cent of APE to reflect the change in the right to appoint the CEO in accordance with the original agreement with CITIC. Fourth quarter sales of GBP9 million were up 19 per cent on a comparable basis.

Prudential's other Asian operations all remain well placed and delivered good growth. Malaysia's 2007 APE of GBP82 million was up 15 per cent compared to 2006 and still exceeded the market rate of growth. Encouragingly, Vietnam returned to growth with 2007 APE of GBP24 million up 44 per cent compared with 2006 after the recent post liberalisation market slowdown. After a change in regulations and receiving the final regulatory approvals, Prudential launched unit-linked products in Vietnam on 19 January 2008. Japan's new business APE of GBP34 million for 2007 is up 183 per cent compared to 2006 driven mainly by Term Life products where the tax benefits are expected to be withdrawn in the first quarter 2008.

US insurance operations

Jackson, Prudential's US insurance business, delivered APE sales of GBP671 million in 2007, representing a 19 per cent increase on 2006. This was primarily driven by continued growth in sales of variable annuities. APE sales in the fourth quarter of 2007 were GBP160 million, up 15 per cent over the same period in 2006. On a PVNBP basis, new business sales for 2007 were GBP6.7 billion.

Jackson delivered record variable annuity APE sales of GBP455 million in 2007, up 29 per cent on 2006. Variable annuity APE sales for the fourth quarter of 2007 were GBP114 million, up 20 per cent over the same period in 2006. At the end of September 2007, Jackson had increased its variable annuity market share to 5.1 per cent, up from 4.6 per cent for full year 2006, and maintained its ranking of 12th in gross variable annuity sales (Source: Morningstar Annuity Research Centre). Jackson also ranked second in variable annuity net flows in both the second and third quarters of 2007 (Source: Morningstar Annuity Research Centre). This significant growth in variable annuity sales was driven by Jackson's distinct competitive advantages of an innovative product offering, a relationship-driven distribution model and award winning customer service.

Throughout 2007 Jackson maintained its track record for product innovation by enhancing its variable annuity offering. Specifically, in December Jackson launched a new guaranteed minimum withdrawal benefit (GMWB), a new guaranteed minimum income benefit (GMIB) and five new portfolio investment options.

Fixed annuity APE sales of GBP57 million were 10 per cent down on 2006. APE sales in the fourth quarter of 2007 were GBP15 million, six per cent down on 2006. Industry sales of traditional fixed annuities were 20 per cent lower for the first nine months of 2007 compared to the same period of 2006 (Source:
LIMRA). Entry spreads for fixed annuities continued to be challenging in the second half of 2007 as the interest rate environment limited the crediting rates that could be offered on the products.

Fixed index annuity sales continued to be affected by the uncertain regulatory environment in the US, and industry sales were three per cent lower in the first nine months of 2007 compared to the same period last year. Jackson's APE sales of GBP45 million were 12 per cent down on 2006. APE sales in the fourth quarter of 2007 were GBP10 million, six per cent down on 2006. In the third quarter of 2007, Jackson ranked first in fixed index annuity sales through banks for the ninth consecutive quarter (Source: The Kehrer-LIMRA Report). Jackson continues to pursue profitable growth and hence has been unwilling to compromise target margins in this market.

Institutional APE sales of GBP94 million were up 15 per cent on 2006. Jackson continues to participate in this market on an opportunistic basis where margins are attractive.

Curian Capital, a specialised asset management company that provides innovative fee-based separately managed accounts, continues to build its position in the US retail asset management market with total assets under management at the end of December 2007 of GBP1.7 billion, up from GBP1.2 billion at the end of December 2006. Curian generated record deposits in 2007 of GBP663 million, up 57 per cent on 2006.

UK insurance operations

In 2007, Prudential UK continued its strategy of selectively competing in those areas of the retirement savings and income market where it can generate attractive returns. In a market where pricing has become increasingly competitive, retail APE sales of GBP715 million were up four per cent on 2006, driven principally by strong performances in individual annuities, corporate pensions, with-profit bonds and lifetime mortgages.

Total APE sales for the year of GBP897 million were in line with those achieved in 2006, however the 2006 figure included GBP63 million of wholesale credit life sales under a contract that was not renewed in 2007. Total sales on a PVNBP basis were in line with 2006 at GBP7.6 billion.

APE sales in the fourth quarter of GBP368 million were 55 per cent higher than the same period of 2006 and included the completion on 31 December 2007 of the transfer of Equitable Life's portfolio of in-force with-profit annuities.

Individual annuity sales for the year of GBP283 million were up four per cent on 2006, with growth driven by the continued strength of the UK's internal vesting pipeline and increasing sales emerging through its partnership arrangements. The market for annuity sales through intermediaries became more competitive in the fourth quarter, with sales 26 per cent below the same period last year as Prudential focused on maintaining margins rather than pursuing volume.

Given increasing longevity in the UK, the effects of inflation are becoming more important for consumers. Prudential remains the market leader in the growing with-profits annuity market with sales of GBP48 million in 2007, up 30 per cent on the previous year. An income drawdown product was launched in the fourth quarter of 2007, adding to Prudential's range of retirement solutions and providing customers with additional options to manage their retirement income. Prudential now has approximately 1.5 million annuities in payment.

Corporate pensions sales increased 10 per cent year-on-year to GBP247 million. This strong growth was due to a combination of new schemes, increasing scheme membership and incremental contributions to existing schemes.

Prudential UK's total retail with-profits business performed very strongly across a range of products with total sales of GBP231 million up 21 per cent on 2006. With-profits bond sales of GBP41 million were up 59 per cent year-on-year, including an 89 per cent increase in sales during the fourth quarter of 2007 compared with 2006. Sales of PruFund were particularly strong during 2007 at APE GBP19 million on the back of investment out-performance. Prudential's with-profits products offer a medium to long-term, medium risk investment with exposure to a diverse range of assets that is particularly important to many customers against the backdrop of market uncertainty.

In 2007, Prudential's lifetime mortgage business again increased its share of the lifetime mortgage market and benefited from its distinctive drawdown product and strong brand. Sales grew sharply during the year with mortgage advances in 2007 of GBP156 million up 75 per cent on 2006, including increased draw-downs from our growing number of existing customers.

Sales of PruHealth are not included in the total APE sale numbers. During 2007, PruHealth continued to grow strongly with gross written premiums of GBP64 million up 80 per cent on 2006. This business now covers 142,000 lives, reflecting an emphasis on individual and SME business, success in introducing new distribution deals, a focus on high quality corporate schemes and a strong renewal rate among individual customers.

In the Wholesale bulk annuity and insurer back-book market, Prudential UK achieved a 26 per cent year-on-year increase with sales in 2007 of GBP180 million. In the fourth quarter, it completed the transfer of Equitable Life's portfolio of in-force with-profits annuities the largest transfer of its kind in the UK in 2007. The transfer represented APE new business premium of GBP174 million with approximately 62,000 new policies. In the previous year Prudential completed two back-book insurer deals with a total volume of GBP143 million.

Prevailing pricing levels for bulk annuities were insufficient to meet Prudential's return on capital requirements, based on its view of future longevity improvements, and Prudential UK chose not to write business at those un-economic levels in 2007.

Asset Management

M&G

Strong investment performance led to M&G delivering gross fund inflows of GBP14.7 billion during 2007, an increase of nine per cent on the previous year, reflecting M&G's leading positions in retail funds management, institutional fixed income, pooled life and pension funds, property and private finance. Net fund inflows of GBP5.0 billion, while 19 per cent down on last year, were the second highest on record.

M&G saw significant strong growth in its external funds under management, reaching GBP51.2 billion at the end of 2007, an increase of 14 per cent during the year. M&G's external funds under management have more than doubled over the past five years as M&G has continued to diversify its business across retail and wholesale markets, both in the UK and internationally.

M&G's retail business performed well in 2007, with gross fund inflows up 29 per cent to GBP8.7 billion compared to the previous year. Net fund inflows of GBP2.7 billion were down 12 per cent relative to 2006, but represent a solid result in light of the more challenging sales environment that was seen in the second half of 2007. Fourth quarter retail net inflows remained healthy at GBP0.3 billion against this backdrop. While increased volatility and uncertainty in markets have had an effect on retail investor confidence, M&G remains well positioned in its retail markets with outstanding fund performance, a strong brand and an excellent UK and international distribution network.

Gross fund inflows into M&G's wholesale businesses, were GBP6.1 billion in 2007, a decrease of 10 per cent on last year. Net fund inflows of GBP2.2 billion were down 25 per cent compared to 2006, in the main due to reorganisation of mandates in the third quarter by some large segregated fixed income
clients.  Higher margin  product  lines,  such  as  infrastructure   finance,
leveraged loans, collateralised debt obligations (CDOs) and M&G Absolute Return Business, grew strongly in 2007 with gross fund inflows up 30 per cent and net inflows up 38 per cent during the year. These higher margin wholesale business lines boosted fourth quarter net inflows to over GBP1 billion, producing a more profitable sales mix for M&G's third party business.

Asian Fund Management Business

The Asian Fund Management business has continued to perform well in 2007 with net flows of GBP3 billion, up 23 per cent compared to 2006. This is primarily driven by strong performance in India, Japan and Taiwan. Of the GBP3 billion in net flows, 69 per cent were in longer-term equity and fixed income products with 31 per cent in shorter-term money market funds. Although down from 2006, the fourth quarter of 2007 has been encouraging with net flows of GBP587 million.

Total third party funds under management were GBP17.4 billion, up 39 per cent on 31 December 2006. India, Taiwan and Japan were the main contributors to this growth with funds under management increasing by 65 per cent, 49 per cent and 46 per cent respectively.


Growth of funds under management continued to be driven by innovative products launched in different countries across the region. In Japan, the growth in funds under management (net flows of GBP1.2 billion) was due to the PCA Growing Asia Equity Open, India Infrastructure Equity and Asia Oceania Equity funds. Taiwan's growth was driven by the successful launch of the Asian Infrastructure Fund in May that raised GBP230 million, its regulatory cap, as well as a discretionary mandate from The Public Service Pension Fund and institutional clients that contributed GBP100 million supported by positive market movements. This resulted in our domestic mutual funds market ranking rising to fourth as of 30 November 2007 compared with a ranking of 10th a year previously.

Asia Fund Management launched a retail mutual fund business in Hong Kong in October 2007. Since launch, six distribution relationships have been signed, including banks, financial advisers and an online portal. Sixteen International Opportunities Funds have been approved by the Hong Kong regulator.

The United Arab Emirates operation also made good progress, with 13 distribution agreements signed since its launch a year ago and with funds under management of GBP397 million.

In Singapore, Asia Fund Management's Dragon Peacock Fund is now the largest equity fund in Singapore with funds under management of GBP500 million. As a result, our Singapore retail unit trust business has risen to number three market ranking, making us the largest foreign player in Singapore.

Korea saw net outflows of GBP379 million, GBP123 million of which was from short term MMF funds. The remaining outflow of GBP256 million in 2007 was partly as a result of a number of our derivatives funds terminating early as the targeted rate of return had been achieved.

On 12 August 2007, Prudential increased its stake in CITIC Prudential Fund Management, its joint venture with CITIC Group in China from 33 per cent to 49 per cent, following approval from the regulators. Prudential and CITIC remain primary shareholders, each with 49 per cent share with the balance of two per cent being held by China-Singapore Suzhou Industrial Park Venture Company.

Enquiries:

Media                                      Investors/Analysts
Jon Bunn                  020 7548 3559    James Matthews      020 7548 3561
William Baldwin-Charles   020 7548 3719    Jessica Stalley     020 7548 3511


Notes to Editor:

1. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales and are subject to rounding.

2. Present Value of New Business Premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

3. UK Retail sales include all products except bulk annuities and credit life sales.

4. There will be a conference call today for wire services at 07.30am (GMT) hosted by Mark Tucker, Group Chief Executive, and Philip Broadley, Group Finance Director. Dial in telephone number: +44 (0)20 8609 0793. Passcode: 155439#

5.      There will be a conference call for investors and analysts at 09:30am
(GMT) hosted by Mark Tucker, Group Chief Executive, and Philip Broadley, Group Finance Director. From the UK please call +44 (0)20 8609 0793 and from the US 1866 793 4279. Pin number 487687#. A recording of this call will be available for replay for one week by dialling: +44 (0)20 8609 0289 from the UK or 1 866 676 5865 from the US. The conference reference number is 200642#.

6. High resolution photographs are available to the media free of charge at www.newscast.co.uk (+44 (0) 207 608 1000).

7. Sales for overseas operations have been reported using average exchange rates as shown in the attached schedules. Commentary is given on the results on a constant exchange rate basis. The two bases are compared in the table below.


                                                 Annual Premium Equivalent Sales
                            Actual Exchange Rates                                Constant Exchange Rates
                    2007 Q4             2006 Q4             +/- (%)        2007 Q4           2006 Q4           +/- (%)
                        YTD                 YTD                                YTD               YTD
                       GBPm                GBPm                               GBPm              GBPm

UK                      897                 900                (0%)            897               900              (0%)
US                      671                 613                  9%            671               565               19%
Asia                  1,306                 956                 37%          1,306               909               44%
                     ______              ______              ______         ______            ______            ______
Total                 2,874               2,470                 16%          2,874             2,374               21%

                                                          Gross Inflows
                            Actual Exchange Rates                                Constant Exchange Rates
                    2007 Q4             2006 Q4             +/- (%)        2007 Q4           2006 Q4           +/- (%)
                        YTD                 YTD                                YTD               YTD
                       GBPm                GBPm                               GBPm              GBPm
M&G                  14,745              13,486                  9%         14,745            13,486                9%
US                       60                   -                   -             60                 -                 -
Asia                 38,954              20,408                 91%         38,954            19,816               97%
                     ______              ______              ______         ______            ______            ______
Total                53,759              33,894                 59%         53,759            33,302               61%

                                           Total Insurance and Investment New Business
                            Actual Exchange Rates                                Constant Exchange Rates
                    2007 Q4             2006 Q4             +/- (%)        2007 Q4           2006 Q4           +/- (%)
                        YTD                 YTD                                YTD               YTD
                       GBPm                GBPm                               GBPm              GBPm
Insurance            16,344              15,094                  8%         16,344            14,515               13%
Investment           53,759              33,894                 59%         53,759            33,302               61%
                     ______              ______              ______         ______            ______            ______
Total                70,103              48,988                 43%         70,103            47,817               47%



8. For Jackson, market share data is provided for year to September 2007, being the latest available. Variable annuity data is sourced from Variable annuity data is sourced from Morningstar Annuity Research Centre, fixed annuity data is sourced from LIMRA and fixed index annuities data is sourced from LIMRA and The Kehrer-LIMRA Report.

9.      Financial Calendar:
Full Year Results 2007                                          14  March 2008
First Quarter 2008 New Business Results                         17 April 2008
Annual General Meeting                                          15 May 2008
Interim Results 2008                                            31 July 2008
Third Quarter 2008 New Business Results                         21 October 2008

*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP256 billion in assets under management, (as at 30 June 2007) Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


Forward-Looking Statements

This statement may contain certain 'forward-looking statements' with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking.
By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.


Schedule 1A - Constant Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2007

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

                               UK                            US                   Asia                    Total

                   FY 2007  FY 2006   +/-(%)  FY 2007  FY 2006  +/-(%) FY 2007  FY 2006  +/-(%) FY 2007  FY 2006  +/-(%)
                      GBPm     GBPm              GBPm     GBPm            GBPm     GBPm            GBPm     GBPm

Total Insurance      6,866    7,192     (5%)    6,534    5,507     19%   2,944    1,816     62%  16,344   14,515     13%
Products

Total Investment    14,745   13,486       9%       60        -       -  38,954   19,816     97%  53,759   33,302     61%
Products - Gross
Inflows

                    ______   ______   ______   ______   ______  ______  ______   ______  ______  ______   ______  ______
                    21,611   20,678       5%    6,594    5,507     20%  41,898   21,632     94%  70,103   47,817     47%





INSURANCE OPERATIONS


                           Single                  Regular                   Total              Annual Equivalents

                   FY 2007 FY 2006  +/-(%) FY 2007  FY 2006  +/-(%) FY 2007 FY 2006  +/-(%)  FY 2007  FY 2006    +/-(%)
                      GBPm    GBPm            GBPm     GBPm            GBPm    GBPm             GBPm     GBPm
UK Insurance
Operations

Product Summary

Internal Vesting     1,399   1,341      4%       -        -       -   1,399   1,341      4%      140      134        4%
annuities

Direct and             842     780      8%       -        -       -     842     780      8%       84       78        8%
Partnership
Annuities

Intermediated          589     592    (1%)       -        -       -     589     592    (1%)       59       59        0%
Annuities
                    ______  ______  ______  ______   ______  ______  ______  ______  ______   ______   ______    ______
Total Individual     2,830   2,713      4%       -        -       -   2,830   2,713      4%      283      271        4%
Annuities

Equity Release         156      89     75%       -        -       -     156      89     75%       16        9       78%

Individual              38      21     81%       1     -          -      39      21     86%        5        2      150%
Pensions

Corporate              283     318   (11%)      84       66     27%     367     384    (4%)      112       98       14%
Pensions

Unit Linked Bonds      243     388   (37%)    -        -          -     243     388   (37%)       24       39     (38%)

With-Profit Bonds      297     139    114%    -        -          -     297     139    114%       30       14      114%

Protection            -         11       -       5        9   (44%)       5      20   (75%)        5       10     (50%)

Offshore Products      434     540   (20%)       4     -          -     438     540   (19%)       47       54     (13%)
                    ______  ______  ______  ______   ______  ______  ______  ______  ______   ______   ______    ______
Total Retail         4,281   4,219      1%      94       75     25%   4,375   4,294      2%      522      497        5%
Retirement


Corporate              198     261   (24%)     115      100     15%     313     361   (13%)      135      126        7%
Pensions

Other Products         190     232   (18%)      25       26    (4%)     215     258   (17%)       44       49     (10%)

DWP Rebates            143     161   (11%)       -        -       -     143     161   (11%)       14       16     (13%)
                    ______  ______  ______  ______   ______  ______  ______  ______  ______   ______   ______    ______
Total Mature Life      531     654   (19%)     140      126     11%     671     780   (14%)      193      191        1%
and Pensions

                    ______  ______  ______  ______   ______  ______  ______  ______  ______   ______   ______    ______
Total Retail         4,812   4,873    (1%)     234      201     16%   5,046   5,074    (1%)      715      688        4%


Wholesale            1,799   1,431     26%       -        -       -   1,799   1,431     26%      180      143       26%
Annuities

Credit Life             21     687   (97%)    -        -          -      21     687   (97%)        2       69     (97%)
                    ______  ______  ______  ______   ______  ______  ______  ______  ______   ______   ______    ______
Total UK             6,632   6,991    (5%)     234      201     16%   6,866   7,192    (5%)      897      900      (0%)
Insurance
Operations

Channel Summary

Direct and           2,385   2,543    (6%)     209      174     20%   2,594   2,717    (5%)      448      428        5%
Partnership

Intermediated        2,284   2,169      5%      25       27    (7%)   2,309   2,196      5%      253      244        4%

Wholesale            1,820   2,118   (14%)    -        -          -   1,820   2,118   (14%)      182      212     (14%)
                    ______  ______  ______  ______   ______  ______  ______  ______  ______   ______   ______    ______
Sub-Total            6,489   6,830    (5%)     234      201     16%   6,723   7,031    (4%)      883      884      (0%)

DWP Rebates            143     161   (11%)       -        -       -     143     161   (11%)       14       16     (13%)
                    ______  ______  ______  ______   ______  ______  ______  ______  ______   ______   ______    ______
Total UK             6,632   6,991    (5%)     234      201     16%   6,866   7,192    (5%)      897      900      (0%)
Insurance
Operations


US Insurance
Operations

Fixed Annuities        573     633    (9%)       -        -       -     573     633    (9%)       57       63     (10%)

Fixed Index            446     510   (13%)       -        -       -     446     510   (13%)       45       51     (12%)
Annuities

Variable             4,554   3,517     29%       -        -       -   4,554   3,517     29%      455      352       29%
Annuities

Life                     7       7      0%      19       16     19%      26      23     13%       20       17       18%
                    ______  ______  ______  ______   ______  ______  ______  ______  ______   ______   ______    ______
Sub-Total Retail     5,580   4,667     20%      19       16     19%   5,599   4,683     20%      577      483       19%

Guaranteed             408     422    (3%)       -        -       -     408     422    (3%)       41       42      (2%)
Investment
Contracts

GIC - Medium Term      527     402     31%       -        -       -     527     402     31%       53       40       33%
Note
                    ______  ______  ______  ______   ______  ______  ______  ______  ______   ______   ______    ______
Total US             6,515   5,491     19%      19       16     19%   6,534   5,507     19%      671      565       19%
Insurance
Operations


Asian Insurance
Operations

China                   72      26    177%      40       35     14%     112      61     84%       47       38       24%

Hong Kong              501     325     54%     117       95     23%     618     420     47%      167      128       30%

India                   26      20     30%     177      106     67%     203     126     61%      180      108       67%

Indonesia              118      28    321%     109       66     65%     227      94    141%      121       69       75%

Japan                  122      62     97%      22        6    267%     144      68    112%       34       12      183%

Korea                  179      97     85%     241      197     22%     420     294     43%      259      207       25%

Malaysia                41       4    925%      78       71     10%     119      75     59%       82       71       15%

Singapore              593     347     71%      67       70    (4%)     660     417     58%      126      105       20%

Taiwan                 132      84     57%     218      127     72%     350     211     66%      231      135       71%

Other                   36      15    140%      55       35     57%      91      50     82%       59       37       59%
                    ______  ______  ______  ______   ______  ______  ______  ______  ______   ______   ______    ______
Total Asian          1,820   1,008     81%   1,124      808     39%   2,944   1,816     62%    1,306      909       44%
Insurance
Operations


                    ______  ______  ______  ______   ______  ______  ______  ______  ______   ______   ______    ______
Group Total         14,967  13,490     11%   1,377    1,025     34%  16,344  14,515     13%    2,874    2,374       21%









Schedule 1B - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2007

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS


                                  UK                         US                  Asia                    Total


                        FY 2007 FY 2006  +/-(%) FY 2007 FY 2006  +/-(%) FY 2007 FY 2006  +/-(%)  FY 2007     FY   +/-(%)
                                                                                                           2006
                           GBPm    GBPm            GBPm    GBPm             GBPm    GBPm             GBPm   GBPm

Total Insurance           6,866   7,192    (5%)   6,534   5,981      9%   2,944   1,921     53%   16,344 15,094       8%
Products

Total Investment         14,745  13,486      9%      60       -       -  38,954  20,408     91%   53,759 33,894      59%
Products - Gross
Inflows

                         ______  ______  ______  ______  ______  ______  ______  ______  ______   ______ ______   ______
                         21,611  20,678      5%   6,594   5,981     10%  41,898  22,329     88%   70,103 48,988      43%





INSURANCE OPERATIONS


                               Single                  Regular                   Total            Annual Equivalents

                       FY 2007 FY 2006  +/-(%) FY 2007  FY 2006  +/-(%) FY 2007 FY 2006  +/-(%) FY 2007 FY 2006  +/-(%)
                          GBPm    GBPm            GBPm     GBPm            GBPm    GBPm            GBPm    GBPm
UK Insurance
Operations

Product Summary

Internal Vesting         1,399   1,341      4%       -        -       -   1,399   1,341      4%     140     134      4%
annuities

Direct and Partnership     842     780      8%       -        -       -     842     780      8%      84      78      8%
Annuities

Intermediated              589     592    (1%)       -        -       -     589     592    (1%)      59      59      0%
Annuities
                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Total Individual         2,830   2,713      4%       -        -       -   2,830   2,713      4%     283     271      4%
Annuities

Equity Release             156      89     75%       -        -       -     156      89     75%      16       9     78%

Individual Pensions         38      21     81%       1     -          -      39      21     86%       5       2    150%

Corporate Pensions         283     318   (11%)      84       66     27%     367     384    (4%)     112      98     14%

Unit Linked Bonds          243     388   (37%)    -        -          -     243     388   (37%)      24      39   (38%)

With-Profit Bonds          297     139    114%    -        -          -     297     139    114%      30      14    114%

Protection                -         11       -       5        9   (44%)       5      20   (75%)       5      10   (50%)

Offshore Products          434     540   (20%)       4     -          -     438     540   (19%)      47      54   (13%)
                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Total Retail             4,281   4,219      1%      94       75     25%   4,375   4,294      2%     522     497      5%
Retirement


Corporate Pensions         198     261   (24%)     115      100     15%     313     361   (13%)     135     126      7%

Other Products             190     232   (18%)      25       26    (4%)     215     258   (17%)      44      49   (10%)

DWP Rebates                143     161   (11%)       -        -       -     143     161   (11%)      14      16   (13%)
                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Total Mature Life and      531     654   (19%)     140      126     11%     671     780   (14%)     193     191      1%
Pensions

                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Total Retail             4,812   4,873    (1%)     234      201     16%   5,046   5,074    (1%)     715     688      4%


Wholesale Annuities      1,799   1,431     26%       -        -       -   1,799   1,431     26%     180     143     26%

Credit Life                 21     687   (97%)    -        -          -      21     687   (97%)       2      69   (97%)
                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Total UK Insurance       6,632   6,991    (5%)     234      201     16%   6,866   7,192    (5%)     897     900    (0%)
Operations

Channel Summary

Direct and Partnership   2,385   2,543    (6%)     209      174     20%   2,594   2,717    (5%)     448     428      5%

Intermediated            2,284   2,169      5%      25       27    (7%)   2,309   2,196      5%     253     244      4%

Wholesale                1,820   2,118   (14%)    -        -          -   1,820   2,118   (14%)     182     212   (14%)
                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Sub-Total                6,489   6,830    (5%)     234      201     16%   6,723   7,031    (4%)     883     884    (0%)

DWP Rebates                143     161   (11%)       -        -       -     143     161   (11%)      14      16   (13%)
                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Total UK Insurance       6,632   6,991    (5%)     234      201     16%   6,866   7,192    (5%)     897     900    (0%)
Operations


US Insurance
Operations

Fixed Annuities            573     688   (17%)       -        -       -     573     688   (17%)      57      69   (17%)

Fixed Index Annuities      446     554   (19%)       -        -       -     446     554   (19%)      45      55   (18%)

Variable Annuities       4,554   3,819     19%       -        -       -   4,554   3,819     19%     455     382     19%

Life                         7       8   (13%)      19       17     12%      26      25      4%      20      18     11%
                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Sub-Total Retail         5,580   5,069     10%      19       17     12%   5,599   5,086     10%     577     524     10%

Guaranteed Investment      408     458   (11%)       -        -       -     408     458   (11%)      41      46   (11%)
Contracts

GIC - Medium Term Note     527     437     21%       -        -       -     527     437     21%      53      44     20%
                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Total US Insurance       6,515   5,964      9%      19       17     12%   6,534   5,981      9%     671     613      9%
Operations

Asian Insurance
Operations

China                       72      27    167%      40       36     11%     112      63     78%      47      39     21%

Hong Kong                  501     355     41%     117      103     14%     618     458     35%     167     139     20%

India                       26      20     30%     177      105     69%     203     125     62%     180     107     68%

Indonesia                  118      31    281%     109       71     54%     227     102    123%     121      74     64%

Japan                      122      68     79%      22        7    214%     144      75     92%      34      14    143%

Korea                      179     103     74%     241      208     16%     420     311     35%     259     218     19%

Malaysia                    41       4    925%      78       72      8%     119      76     57%      82      72     14%

Singapore                  593     357     66%      67       72    (7%)     660     429     54%     126     108     17%

Taiwan                     132      92     43%     218      139     57%     350     231     52%     231     148     56%

Other                       36      15    140%      55       36     53%      91      51     78%      59      38     55%
                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Total Asian Insurance    1,820   1,072     70%   1,124      849     32%   2,944   1,921     53%   1,306     956     37%
Operations


                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Group Total             14,967  14,027      7%   1,377    1,067     29%  16,344  15,094      8%   2,874   2,470     16%









Schedule 2 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2007

INVESTMENT OPERATIONS


                                                                                           Market &        Net
                                    Opening                                        Other   Currency   Movement  Closing
                                        FUM       Gross Redemptions       Net  Movements  Movements     In FUM      FUM
                                                Inflows               Inflows
2007                                   GBPm        GBPm        GBPm      GBPm       GBPm       GBPm       GBPm     GBPm
    M&G

    Retail                           19,176       8,690     (5,970)     2,720       -           424      3,144   22,320

    Institutional                    25,770       6,055     (3,817)     2,238      (246)      1,139      3,131   28,901
                                     ______      ______      ______    ______     ______     ______     ______   ______
    Total M&G                        44,946      14,745     (9,787)     4,958      (246)      1,563      6,275   51,221

    Asia

    India                             1,290       1,158     (1,046)       112        192        631        935    2,225

    Taiwan                              969       1,876     (1,529)       347       -           160        507    1,476

    Korea                             2,952       2,288     (2,544)     (256)      (235)        485        (6)    2,946

    Japan                             2,816       2,374     (1,198)     1,176       -           321      1,497    4,313

    Other Mutual Fund Operations      1,468       2,011     (1,429)       582         54        433      1,069    2,537
                                     ______      ______      ______    ______     ______     ______     ______   ______
    Total Asian Equity/Bond/Other     9,495       9,707     (7,746)     1,961         11      2,030      4,002   13,497

    MMF

    India                               709      24,175    (23,404)       771      (267)        203        707    1,416

    Taiwan                              467       2,271     (2,112)       159       -             6        165      632

    Korea                               609       2,189     (2,312)     (123)       (21)         15      (129)      480

    Other Mutual Fund Operations        133         424       (316)       108       -            11        119      252
                                     ______      ______      ______    ______     ______     ______     ______   ______
    Total Asian MMF                   1,918      29,059    (28,144)       915      (288)        235        862    2,780

                                     ______      ______      ______    ______     ______     ______     ______   ______
    Total Asia Retail Mutual Funds   11,413      38,766    (35,890)     2,876      (277)      2,265      4,864   16,277

    Third Party Institutional           840         188       (103)        85       -           191        276    1,116
    Mandates
                                     ______      ______      ______    ______     ______     ______     ______   ______
    Total Asian Investment           12,253      38,954    (35,993)     2,961      (277)      2,456      5,140   17,393
    Operations

    US

    Retail                             -             60         (4)        56       -           (1)         55       55
                                     ______      ______      ______    ______     ______     ______     ______   ______
    Total US                           -             60         (4)        56       -           (1)         55       55

                                     ______      ______      ______    ______     ______     ______     ______   ______
    Total Investment Products        57,199      53,759    (45,784)     7,975      (523)      4,018     11,470   68,669

                                                                                           Market &        Net
                                    Opening                                        Other   Currency   Movement  Closing
                                        FUM       Gross Redemptions       Net  Movements  Movements     In FUM      FUM
                                                Inflows               Inflows
2006                                   GBPm        GBPm        GBPm      GBPm       GBPm       GBPm       GBPm     GBPm
    M&G

    Retail                           14,627       6,722     (3,619)     3,103       -         1,446      4,549   19,176

    Institutional                    21,568       6,764     (3,766)     2,998        140      1,064      4,202   25,770
                                     ______      ______      ______    ______     ______     ______     ______   ______
    Total M&G                        36,195      13,486     (7,385)     6,101        140      2,510      8,751   44,946

    Asia

    India                             1,005         982       (680)       302         45       (62)        285    1,290

    Taiwan                              632       1,185       (866)       319       -            18        337      969

    Korea                             2,269       2,981     (2,065)       916      (297)         64        683    2,952

    Japan                             2,695       1,393     (1,026)       367       -         (246)        121    2,816

    Other Mutual Fund Operations      1,037       1,005       (619)       386        (1)         46        431    1,468
                                     ______      ______      ______    ______     ______     ______     ______   ______
    Total Asia Equity/Bond/Other      7,638       7,546     (5,256)     2,290      (253)      (180)      1,857    9,495

    MMF

    India                               461       8,961     (8,762)       199       (75)        124        248      709

    Taiwan                              667       1,378     (1,516)     (138)       -          (62)      (200)      467

    Korea                               534       2,221     (2,122)        99       (17)        (7)         75      609

    Other Mutual Fund Operations        143         182       (179)         3       -          (13)       (10)      133
                                     ______      ______      ______    ______     ______     ______     ______   ______
    Total Asian MMF                   1,805      12,742    (12,579)       163       (92)         42        113    1,918

                                     ______      ______      ______    ______     ______     ______     ______   ______
    Total Asia Retail Mutual Funds    9,443      20,288    (17,835)     2,453      (345)      (138)      1,970   11,413

    Third Party Institutional           691         120        (41)        79       -            70        149      840
    Mandates
                                     ______      ______      ______    ______     ______     ______     ______   ______
    Total Asian Investment           10,134      20,408    (17,876)     2,532      (345)       (68)      2,119   12,253
    Operations

    US

    Retail                                -           -           -         -          -          -          -        -
                                     ______      ______      ______    ______     ______     ______     ______   ______
    Total US                              -           -           -         -          -          -          -        -

                                     ______      ______      ______    ______     ______     ______     ______   ______
    Total Investment Products        46,329      33,894    (25,261)     8,633      (205)      2,442     10,870   57,199

                                                                                           Market &        Net
                                    Opening                                        Other   Currency   Movement  Closing
                                        FUM       Gross Redemptions       Net  Movements  Movements     In FUM      FUM
                                                Inflows               Inflows
2007 Movement Relative to 2006            %           %           %         %          %          %          %        %
    M&G

    Retail                              31%         29%       (65%)     (12%)          -      (71%)      (31%)      16%

    Institutional                       19%       (10%)        (1%)     (25%)     (276%)         7%      (25%)      12%
                                     ______      ______      ______    ______     ______     ______     ______   ______
    Total M&G                           24%          9%       (33%)     (19%)     (276%)      (38%)      (28%)      14%

    Asia

    India                               28%         18%       (54%)     (63%)       327%     1,118%       228%      72%

    Taiwan                              53%         58%       (77%)        9%          -       789%        50%      52%

    Korea                               30%       (23%)       (23%)    (128%)        21%       658%     (101%)     (0%)

    Japan                                4%         70%       (17%)      220%          -       230%     1,137%      53%

    Other Mutual Fund Operations        42%        100%      (131%)       51%     5,500%       841%       148%      73%
                                     ______      ______      ______    ______     ______     ______     ______   ______
    Total Asia Equity/Bond/Other        24%         29%       (47%)     (14%)       104%     1,228%       116%      42%

    MMF

    India                               54%        170%      (167%)      287%     (256%)        64%       185%     100%

    Taiwan                            (30%)         65%       (39%)      215%          -       110%       183%      35%

    Korea                               14%        (1%)        (9%)    (224%)      (24%)       314%     (272%)    (21%)

    Other Mutual Fund Operations       (7%)        133%       (77%)    3,500%          -       185%     1,290%      89%
                                     ______      ______      ______    ______     ______     ______     ______   ______
    Total Asian MMF                      6%        128%      (124%)      461%     (213%)       460%       663%      45%

                                     ______      ______      ______    ______     ______     ______     ______   ______
    Total Asia Retail Mutual Funds      21%         91%      (101%)       17%        20%     1,741%       147%      43%


    Third Party Institutional           22%         57%      (151%)        8%          -       173%        85%      33%
    Mandates

                                     ______      ______      ______    ______     ______     ______     ______   ______
    Total Asian Investment              21%         91%      (101%)       17%        20%     3,712%       143%      42%
    Operations

    US

    Retail                                -           -           -         -          -          -          -        -
                                     ______      ______      ______    ______     ______     ______     ______   ______
    Total US                              -           -           -         -          -          -          -        -

                                     ______      ______      ______    ______     ______     ______     ______   ______
    Total Investment Products           23%         59%       (81%)      (8%)     (155%)        65%         6%      20%


                                                                                            2007 Q4    2006 Q4
    US                                                                                          YTD        YTD  +/- (%)
                                                                                               GBPm       GBPm
    Curian Capital
    External Funds Under                                                                      1,743      1,222      43%
    Administration







Schedule 3 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 4 2007 VERSUS QUARTER 4 2006

INSURANCE OPERATIONS


                                Single                  Regular                  Total             Annual Equivalents
                        Q4 2007 Q4 2006  +/-(%) Q4 2007  Q4 2006 +/-(%) Q4 2007  Q4 2006  +/-(%) Q4 2007 Q4 2006  +/-(%)
                           GBPm    GBPm            GBPm     GBPm           GBPm     GBPm            GBPm    GBPm
UK Insurance Operations

Product Summary

Internal Vesting            369     369      0%    -        -       -       369      369      0%      37      37      0%
annuities

Direct and Partnership      184     279   (34%)    -        -       -       184      279   (34%)      18      28   (36%)
Annuities

Intermediated Annuities     140     188   (26%)    -        -       -       140      188   (26%)      14      19   (26%)
                         ______  ______  ______  ______   ______ ______  ______   ______  ______  ______  ______  ______
Total Individual            693     836   (17%)    -        -       -       693      836   (17%)      69      84   (18%)
Annuities

Equity Release               48      34     41%    -        -       -        48       34     41%       5       3     67%

Individual Pensions          11       5    120%    -        -       -        11        5    120%       1       1      0%

Corporate Pensions          162     265   (39%)      26       27   (4%)     188      292   (36%)      42      54   (22%)

Unit Linked Bonds            43      85   (49%)    -        -       -        43       85   (49%)       4       9   (56%)

With-Profit Bonds           114      49    133%    -        -       -       114       49    133%      11       5    120%

Protection                 -          9       -       2     -       -         2        9   (78%)       2       1    100%

Offshore Products           129     100     29%       1     -       -       130      100     30%      14      10     40%
                         ______  ______  ______  ______   ______ ______  ______   ______  ______  ______  ______  ______
Total Retail Retirement   1,200   1,383   (13%)      29       27     7%   1,229    1,410   (13%)     149     165   (10%)


Corporate Pensions           30      73   (59%)      29       19    53%      59       92   (36%)      32      26     23%

Other Products               47      52   (10%)       5        7  (29%)      52       59   (12%)      10      12   (17%)

DWP Rebates                  14    -          -    -        -       -        14     -          -       1    -          -
                         ______  ______  ______  ______   ______ ______  ______   ______  ______  ______  ______  ______
Total Mature Life and        91     125   (27%)      34       26    31%     125      151   (17%)      43      39     10%
Pensions

                         ______  ______  ______  ______   ______ ______  ______   ______  ______  ______  ______  ______
Total Retail              1,291   1,508   (14%)      63       53    19%   1,354    1,561   (13%)     192     204    (6%)


Wholesale Annuities       1,754     131  1,239%    -        -       -     1,754      131  1,239%     175      13  1,246%

Credit Life                   4     197   (98%)    -        -       -         4      197   (98%)    -         20       -
                         ______  ______  ______  ______   ______ ______  ______   ______  ______  ______  ______  ______
Total UK Insurance        3,049   1,836     66%      63       53    19%   3,112    1,889     65%     368     237     55%
Operations

Channel Summary

Direct and Partnership      648     949   (32%)      58       47    23%     706      996   (29%)     123     142   (13%)

Intermediated               627     559     12%       5        6  (17%)     632      565     12%      68      62     10%

Wholesale                 1,760     328    437%    -        -       -     1,760      328    437%     176      33    433%
                         ______  ______  ______  ______   ______ ______  ______   ______  ______  ______  ______  ______
Sub-Total                 3,035   1,836     65%      63       53    19%   3,098    1,889     64%     367     237     55%

DWP Rebates                  14    -          -    -        -      -         14     -          -       1    -          -
                         ______  ______  ______  ______   ______ ______  ______   ______  ______  ______  ______  ______
Total UK Insurance        3,049   1,836     66%      63       53    19%   3,112    1,889     65%     368     237     55%
Operations

US Insurance Operations

Fixed Annuities             152     172   (12%)    -        -       -       152      172   (12%)      15      17   (12%)

Fixed Index Annuities       104     117   (11%)    -        -       -       104      117   (11%)      10      12   (17%)

Variable Annuities        1,137   1,010     13%    -        -       -     1,137    1,010     13%     114     101     13%

Life                          2       2      0%       6        4    50%       8        6     33%       6       4     50%
                         ______  ______  ______  ______   ______ ______  ______   ______  ______  ______  ______  ______
Sub-Total Retail          1,395   1,301      7%       6        4    50%   1,401    1,305      7%     146     134      9%

Guaranteed Investment       148     133     11%    -        -       -       148      133     11%      15      13     15%
Contracts

GIC - Medium Term Note      (4)     (5)     20%    -        -       -       (4)      (5)     20%    -        (1)       -
                         ______  ______  ______  ______   ______ ______  ______   ______  ______  ______  ______  ______
Total US Insurance        1,539   1,429      8%       6        4    50%   1,545    1,433      8%     160     147      9%
Operations

Asian Insurance
Operations

China                        17       5    240%       7       15  (53%)      24       20     20%       9      16   (44%)

Hong Kong                   178     131     36%      35       35     0%     213      166     28%      53      48     10%

India                         6       6      0%      53       28    89%      59       34     74%      54      29     86%

Indonesia                    53      14    279%      38       22    73%      91       36    153%      43      23     87%

Japan                        40      27     48%       6        4    50%      46       31     48%      10       7     43%

Korea                        60      27    122%      61       53    15%     121       80     51%      67      56     20%

Malaysia                     21       1  2,000%      29       24    21%      50       25    100%      31      24     29%

Singapore                   168      86     95%      21       25  (16%)     189      111     70%      38      34     12%

Taiwan                       33      34    (3%)      36       33     9%      69       67      3%      39      36      8%

Other                        15       6    150%      22       11   100%      37       17    118%      24      12    100%
                         ______  ______  ______  ______   ______ ______  ______   ______  ______  ______  ______  ______
Total Asian Insurance       591     337     75%     308      250    23%     899      587     53%     367     284     29%
Operations

                         ______  ______  ______  ______   ______ ______  ______   ______  ______  ______  ______  ______
Group Total               5,179   3,602     44%     377      307    23%   5,556    3,909     42%     895     667     34%





INVESTMENT OPERATIONS


                                                                                       Market &        Net
                                 Opening                                       Other   Currency   Movement    Closing
                                     FUM   Gross  Redemptions Net Inflows  Movements  Movements     In FUM        FUM
                                         Inflows
                                    GBPm    GBPm         GBPm        GBPm       GBPm       GBPm       GBPm       GBPm

M&G                     Q4 2007   49,907   3,933      (2,568)       1,365      (123)         72      1,314     51,221

                        Q4 2006   42,258   3,505      (2,513)         992        (7)      1,703      2,688     44,946

                         +/-(%)      18%     12%         (2%)         38%   (1,657%)      (96%)      (51%)        14%

Asia Retail Mutual      Q4 2007   15,120  10,842     (10,346)         496      (125)        786      1,157     16,277
Funds

                        Q4 2006   10,396   5,674      (4,737)         937       (35)        115      1,017     11,413

                         +/-(%)      45%     91%       (118%)       (47%)     (257%)       583%        14%        43%

Asia Third Party        Q4 2007      980     167         (76)          91       -            45        136      1,116

                        Q4 2006      758      40          (4)          36       -            46         82        840

                         +/-(%)      29%    318%     (1,800%)        153%          -       (2%)        66%        33%
US Retail Mutual Funds  Q4 2007       32      27          (2)          25       -           (2)         23         55
                        Q4 2006     -       -            -          -              -       -          -         -
                         +/-(%)      -       -            -           -            -        -          -          -


Total Investment        Q4 2007   66,039  14,969     (12,992)       1,977      (248)        901      2,630     68,669
Products

                        Q4 2006   53,412   9,219      (7,254)       1,965       (42)      1,864      3,787     57,199

                         +/-(%)      24%     62%        (79%)          1%     (490%)      (52%)      (31%)        20%



Schedule 4 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 4 2007 VERSUS QUARTER 3 2007

INSURANCE OPERATIONS


                               Single                   Regular                   Total             Annual Equivalents
                      Q4 2007     Q 3   +/-(%) Q4 2007 Q 3 2007  +/-(%) Q4 2007     Q 3   +/-(%) Q4 2007     Q 3  +/-(%)
                                  2007                                              2007                     2007
                         GBPm    GBPm             GBPm     GBPm            GBPm    GBPm             GBPm    GBPm
UK Insurance
Operations

Product Summary

Internal Vesting          369     343       8%    -        -       -        369     343       8%      37      34      9%
annuities

Direct and Partnership    184     227    (19%)    -        -        -       184     227    (19%)      18      23   (22%)
Annuities

Intermediated             140     167    (16%)    -        -        -       140     167    (16%)      14      17   (18%)
Annuities
                       ______  ______   ______  ______   ______  ______  ______  ______   ______  ______  ______  ______
Total Individual          693     737     (6%)    -        -        -       693     737     (6%)      69      74    (7%)
Annuities

Equity Release             48      41      17%    -        -        -        48      41      17%       5       4     25%

Individual Pensions        11       9      22%   -            1     -        11      10      10%       1       2   (50%)

Corporate Pensions        162      14   1,057%      26       16     63%     188      30     527%      42      17    147%

Unit Linked Bonds          43      62    (31%)    -        -        -        43      62    (31%)       4       6   (33%)

With-Profit Bonds         114      69      65%    -        -        -       114      69      65%      11       7     57%

Protection               -       -           -       2        1    100%       2       1     100%       2       1    100%

Offshore Products         129     100      29%       1        1      0%     130     101      29%      14      11     27%
                       ______  ______   ______  ______   ______  ______  ______  ______   ______  ______  ______  ______
Total Retail            1,200   1,032      16%      29       19     53%   1,229   1,051      17%     149     122     22%
Retirement


Corporate Pensions         30      58    (48%)      29       26     12%      59      84    (30%)      32      32      0%

Other Products             47      43       9%       5        7   (29%)      52      50       4%      10      11    (9%)

DWP Rebates                14    -           -    -        -        -        14    -           -       1    -          -
                       ______  ______   ______  ______   ______  ______  ______  ______   ______  ______  ______  ______
Total Mature Life and      91     101    (10%)      34       33      3%     125     134     (7%)      43      43      0%
Pensions

                       ______  ______   ______  ______   ______  ______  ______  ______   ______  ______  ______  ______
Total Retail            1,291   1,133      14%      63       52     21%   1,354   1,185      14%     192     165     16%


Wholesale Annuities     1,754       7  24,957%    -        -        -     1,754       7  24,957%     175       1 17,400%

Credit Life                 4       2     100%    -        -        -         4       2     100%    -       -          -
                       ______  ______   ______  ______   ______  ______  ______  ______   ______  ______  ______  ______
Total UK Insurance      3,049   1,142     167%      63       52     21%   3,112   1,194     161%     368     166    122%
Operations

Channel Summary

Direct and Partnership    648     586      11%      58       45     29%     706     631      12%     123     104     18%

Intermediated             627     549      14%       5        7   (29%)     632     556      14%      68      62     10%

Wholesale               1,760       7  25,043%   -         -        -     1,760       7  25,043%     176       1 17,500%
                       ______  ______   ______  ______   ______  ______  ______  ______   ______  ______  ______  ______
Sub-Total               3,035   1,142     166%      63       52     21%   3,098   1,194     159%     367     166    121%

DWP Rebates                14    -           -    -        -        -        14    -           -       1    -          -
                       ______  ______   ______  ______   ______  ______  ______  ______   ______  ______  ______  ______
Total UK Insurance      3,049   1,142     167%      63       52     21%   3,112   1,194     161%     368     166    122%
Operations

US Insurance
Operations

Fixed Annuities           152     130      17%    -        -        -       152     130      17%      15      13     15%

Fixed Index Annuities     104     122    (15%)    -        -        -       104     122    (15%)      10      12   (17%)

Variable Annuities      1,137   1,174     (3%)    -        -        -     1,137   1,174     (3%)     114     117    (3%)

Life                        2       2       0%       6        4     50%       8       6      33%       6       4     50%
                       ______  ______   ______  ______   ______  ______  ______  ______   ______  ______  ______  ______
Sub-Total Retail        1,395   1,428     (2%)       6        4     50%   1,401   1,432     (2%)     146     147    (1%)

Guaranteed Investment     148     127      17%    -        -        -       148     127      17%      15      13     15%
Contracts

GIC - Medium Term Note    (4)     (4)       0%    -        -        -       (4)     (4)       0%    -       -          -
                       ______  ______   ______  ______   ______  ______  ______  ______   ______  ______  ______  ______
Total US Insurance      1,539   1,551     (1%)       6        4     50%   1,545   1,555     (1%)     160     159      1%
Operations

Asian Insurance
Operations

China                      17      36    (53%)       7       13   (46%)      24      49    (51%)       9      17   (47%)

Hong Kong                 178     124      44%      35       28     25%     213     152      40%      53      40     33%

India                       6       4      50%      53       43     23%      59      47      26%      54      43     26%

Indonesia                  53      30      77%      38       28     36%      91      58      57%      43      31     39%

Japan                      40      30      33%       6        5     20%      46      35      31%      10       8     25%

Korea                      60      47      28%      61       67    (9%)     121     114       6%      67      72    (7%)

Malaysia                   21      11      91%      29       17     71%      50      28      79%      31      18     72%

Singapore                 168     119      41%      21       16     31%     189     135      40%      38      28     36%

Taiwan                     33      36     (8%)      36       46   (22%)      69      82    (16%)      39      50   (22%)

Other                      15       8      88%      22       12     83%      37      20      85%      24      13     85%
                       ______  ______   ______  ______   ______  ______  ______  ______   ______  ______  ______  ______
Total Asian Insurance     591     445      33%     308      275     12%     899     720      25%     367     320     15%
Operations

                       ______  ______   ______  ______   ______  ______  ______  ______   ______  ______  ______  ______
Group Total             5,179   3,138      65%     377      331     14%   5,556   3,469      60%     895     645     39%





INVESTMENT OPERATIONS


                                                                                          Market &        Net
                                   Opening                                       Other    Currency   Movement   Closing
                                       FUM    Gross   Redemptions      Net   Movements   Movements     In FUM       FUM
                                            Inflows                Inflows
                                      GBPm     GBPm          GBPm     GBPm        GBPm        GBPm       GBPm      GBPm

M&G                     Q4 2007     49,907    3,933       (2,568)    1,365       (123)          72      1,314    51,221

                        Q3 2007     48,624    3,293       (3,067)      226        (85)       1,142      1,283    49,907

                         +/-(%)         3%      19%           16%     504%       (45%)       (94%)         2%        3%

Asia Retail Mutual      Q4 2007     15,120   10,842      (10,346)      496       (125)         786      1,157    16,277
Funds

                        Q3 2007     13,677   10,463       (9,757)      706        (21)         758      1,443    15,120

                         +/-(%)        11%       4%          (6%)    (30%)      (495%)          4%      (20%)        8%

Asia Third Party        Q4 2007        980      167          (76)       91        -             45        136     1,116

                        Q3 2007        903       11           (5)        6        -             71         77       980

                         +/-(%)         9%   1,418%      (1,420%)   1,417%           -       (37%)        77%       14%

US Retail Mutual        Q4 2007         32       27           (2)       25        -            (2)         23        55
Funds

                        Q3 2007         18       14           (1)       13        -              1         14        32

                         +/-(%)        78%      93%        (100%)      92%           -      (300%)        64%       72%

Total Investment        Q4 2007     66,039   14,969      (12,992)    1,977       (248)         901      2,630    68,669
Products

                        Q3 2007     63,222   13,781      (12,830)      951       (106)       1,972      2,817    66,039

                         +/-(%)         4%       9%          (1%)     108%      (134%)       (54%)       (7%)        4%






Schedule 5 - Constant Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2007

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS


                                  UK                         US                  Asia                    Total


                        FY 2007 FY 2006  +/-(%) FY 2007 FY 2006  +/-(%) FY 2007 FY 2006  +/-(%)  FY 2007     FY   +/-(%)
                                                                                                           2006
                           GBPm    GBPm            GBPm    GBPm            GBPm    GBPm             GBPm   GBPm

Total Insurance           6,866   7,192    (5%)   6,534   5,507     19%   2,944   1,816     62%   16,344 14,515      13%
Products

Total Investment         14,745  13,486      9%      60       -       -  38,954  19,816     97%   53,759 33,302      61%
Products - Gross
Inflows

                         ______  ______  ______  ______  ______  ______  ______  ______  ______   ______ ______   ______
                         21,611  20,678      5%   6,594   5,507     20%  41,898  21,632     94%   70,103 47,817      47%





INSURANCE OPERATIONS


                                Single                  Regular                   Total                   PVNBP

                        FY 2007 FY 2006  +/-(%) FY 2007  FY 2006  +/-(%) FY 2007 FY 2006  +/-(%) FY 2007 FY 2006  +/-(%)
                           GBPm    GBPm            GBPm     GBPm            GBPm    GBPm            GBPm    GBPm
UK Insurance Operations

Product Summary

Internal Vesting          1,399   1,341      4%       -        -       -   1,399   1,341      4%   1,399   1,341      4%
annuities

Direct and Partnership      842     780      8%       -        -       -     842     780      8%     842     780      8%
Annuities

Intermediated Annuities     589     592    (1%)       -        -       -     589     592    (1%)     589     592    (1%)
                         ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Total Individual          2,830   2,713      4%       -        -       -   2,830   2,713      4%   2,830   2,713      4%
Annuities

Equity Release              156      89     75%       -        -       -     156      89     75%     156      89     75%

Individual Pensions          38      21     81%       1     -          -      39      21     86%      42      21    100%

Corporate Pensions          283     318   (11%)      84       66     27%     367     384    (4%)     737     490     50%

Unit Linked Bonds           243     388   (37%)    -        -          -     243     388   (37%)     243     388   (37%)

With-Profit Bonds           297     139    114%    -        -          -     297     139    114%     297     139    114%

Protection                 -         11       -       5        9   (44%)       5      20   (75%)      26      63   (59%)

Offshore Products           434     540   (20%)       4     -          -     438     540   (19%)     455     540   (16%)
                         ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Total Retail Retirement   4,281   4,219      1%      94       75     25%   4,375   4,294      2%   4,786   4,443      8%


Corporate Pensions          198     261   (24%)     115      100     15%     313     361   (13%)     604     643    (6%)

Other Products              190     232   (18%)      25       26    (4%)     215     258   (17%)     276     347   (20%)

DWP Rebates                 143     161   (11%)       -        -       -     143     161   (11%)     143     161   (11%)
                         ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Total Mature Life and       531     654   (19%)     140      126     11%     671     780   (14%)   1,023   1,151   (11%)
Pensions

                         ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Total Retail              4,812   4,873    (1%)     234      201     16%   5,046   5,074    (1%)   5,809   5,594      4%


Wholesale Annuities       1,799   1,431     26%       -        -       -   1,799   1,431     26%   1,799   1,431     26%

Credit Life                  21     687   (97%)    -        -          -      21     687   (97%)      21     687   (97%)
                         ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Total UK Insurance        6,632   6,991    (5%)     234      201     16%   6,866   7,192    (5%)   7,629   7,712    (1%)
Operations

Channel Summary

Direct and Partnership    2,385   2,543    (6%)     209      174     20%   2,594   2,717    (5%)   3,287   3,133      5%

Intermediated             2,284   2,169      5%      25       27    (7%)   2,309   2,196      5%   2,378   2,300      3%

Wholesale                 1,820   2,118   (14%)    -        -          -   1,820   2,118   (14%)   1,820   2,118   (14%)
                         ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Sub-Total                 6,489   6,830    (5%)     234      201     16%   6,723   7,031    (4%)   7,485   7,551    (1%)

DWP Rebates                 143     161   (11%)       -        -       -     143     161   (11%)     143     161   (11%)
                         ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Total UK Insurance        6,632   6,991    (5%)     234      201     16%   6,866   7,192    (5%)   7,629   7,712    (1%)
Operations

US Insurance Operations

Fixed Annuities             573     633    (9%)       -        -       -     573     633    (9%)     573     633    (9%)

Fixed Index Annuities       446     510   (13%)       -        -       -     446     510   (13%)     446     510   (13%)

Variable Annuities        4,554   3,517     29%       -        -       -   4,554   3,517     29%   4,554   3,517     29%

Life                          7       7      0%      19       16     19%      26      23     13%     158     135     17%
                         ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Sub-Total Retail          5,580   4,667     20%      19       16     19%   5,599   4,683     20%   5,731   4,795     20%

Guaranteed Investment       408     422    (3%)       -        -       -     408     422    (3%)     408     422    (3%)
Contracts

GIC - Medium Term Note      527     402     31%       -        -       -     527     402     31%     527     402     31%
                         ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Total US Insurance        6,515   5,491     19%      19       16     19%   6,534   5,507     19%   6,666   5,619     19%
Operations

Asian Insurance
Operations

China                        72      26    177%      40       35     14%     112      61     84%     268     191     40%

Hong Kong                   501     325     54%     117       95     23%     618     420     47%   1,196     856     40%

India                        26      20     30%     177      106     67%     203     126     61%     728     415     75%

Indonesia                   118      28    321%     109       66     65%     227      94    141%     494     249     98%

Japan                       122      62     97%      22        6    267%     144      68    112%     214      88    143%

Korea                       179      97     85%     241      197     22%     420     294     43%   1,267   1,069     19%

Malaysia                     41       4    925%      78       71     10%     119      75     59%     472     410     15%

Singapore                   593     347     71%      67       70    (4%)     660     417     58%   1,047     779     34%

Taiwan                      132      84     57%     218      127     72%     350     211     66%   1,121     678     65%

Other                        36      15    140%      55       35     57%      91      50     82%     200     126     59%
                         ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Total Asian Insurance     1,820   1,008     81%   1,124      808     39%   2,944   1,816     62%   7,007   4,861     44%
Operations

                         ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Group Total              14,967  13,490     11%   1,377    1,025     34%  16,344  14,515     13%  21,302  18,192     17%







Schedule 6 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2007

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS


                                   UK                          US                  Asia                   Total


                         FY 2007  FY 2006  +/-(%) FY 2007 FY 2006  +/-(%) FY 2007 FY 2006  +/-(%) FY 2007     FY  +/-(%)
                                                                                                            2006
                            GBPm     GBPm            GBPm    GBPm            GBPm    GBPm            GBPm   GBPm

Total Insurance            6,866    7,192    (5%)   6,534   5,981      9%   2,944   1,921     53%  16,344 15,094      8%
Products

Total Investment          14,745   13,486      9%      60       -       -  38,954  20,408     91%  53,759 33,894     59%
Products - Gross
Inflows

                          ______   ______  ______  ______  ______  ______  ______  ______  ______  ______ ______  ______
                          21,611   20,678      5%   6,594   5,981     10%  41,898  22,329     88%  70,103 48,988     43%





INSURANCE OPERATIONS


                                 Single                  Regular                   Total                  PVNBP

                         FY 2007 FY 2006  +/-(%) FY 2007  FY 2006  +/-(%) FY 2007 FY 2006  +/-(%) FY 2007     FY  +/-(%)
                                                                                                            2006
                            GBPm    GBPm            GBPm     GBPm            GBPm    GBPm            GBPm   GBPm
UK Insurance Operations

Product Summary

Internal Vesting           1,399   1,341      4%       -        -       -   1,399   1,341      4%   1,399  1,341      4%
annuities

Direct and Partnership       842     780      8%       -        -       -     842     780      8%     842    780      8%
Annuities

Intermediated Annuities      589     592    (1%)       -        -       -     589     592    (1%)     589    592    (1%)
                          ______  ______  ______  ______   ______  ______  ______  ______  ______  ______ ______  ______
Total Individual           2,830   2,713      4%       -        -       -   2,830   2,713      4%   2,830  2,713      4%
Annuities

Equity Release               156      89     75%       -        -       -     156      89     75%     156     89     75%

Individual Pensions           38      21     81%       1     -          -      39      21     86%      42     21    100%

Corporate Pensions           283     318   (11%)      84       66     27%     367     384    (4%)     737    490     50%

Unit Linked Bonds            243     388   (37%)    -        -          -     243     388   (37%)     243    388   (37%)

With-Profit Bonds            297     139    114%    -        -          -     297     139    114%     297    139    114%

Protection                  -         11       -       5        9   (44%)       5      20   (75%)      26     63   (59%)

Offshore Products            434     540   (20%)       4     -          -     438     540   (19%)     455    540   (16%)
                          ______  ______  ______  ______   ______  ______  ______  ______  ______  ______ ______  ______
Total Retail Retirement    4,281   4,219      1%      94       75     25%   4,375   4,294      2%   4,786  4,443      8%


Corporate Pensions           198     261   (24%)     115      100     15%     313     361   (13%)     604    643    (6%)

Other Products               190     232   (18%)      25       26    (4%)     215     258   (17%)     276    347   (20%)

DWP Rebates                  143     161   (11%)       -        -       -     143     161   (11%)     143    161   (11%)
                          ______  ______  ______  ______   ______  ______  ______  ______  ______  ______ ______  ______
Total Mature Life and        531     654   (19%)     140      126     11%     671     780   (14%)   1,023  1,151   (11%)
Pensions

                          ______  ______  ______  ______   ______  ______  ______  ______  ______  ______ ______  ______
Total Retail               4,812   4,873    (1%)     234      201     16%   5,046   5,074    (1%)   5,809  5,594      4%


Wholesale Annuities        1,799   1,431     26%       -        -       -   1,799   1,431     26%   1,799  1,431     26%

Credit Life                   21     687   (97%)    -        -          -      21     687   (97%)      21    687   (97%)
                          ______  ______  ______  ______   ______  ______  ______  ______  ______  ______ ______  ______
Total UK Insurance         6,632   6,991    (5%)     234      201     16%   6,866   7,192    (5%)   7,629  7,712    (1%)
Operations

Channel Summary

Direct and Partnership     2,385   2,543    (6%)     209      174     20%   2,594   2,717    (5%)   3,287  3,133      5%

Intermediated              2,284   2,169      5%      25       27    (7%)   2,309   2,196      5%   2,378  2,300      3%

Wholesale                  1,820   2,118   (14%)    -        -          -   1,820   2,118   (14%)   1,820  2,118   (14%)
                          ______  ______  ______  ______   ______  ______  ______  ______  ______  ______ ______  ______
Sub-Total                  6,489   6,830    (5%)     234      201     16%   6,723   7,031    (4%)   7,485  7,551    (1%)

DWP Rebates                  143     161   (11%)       -        -       -     143     161   (11%)     143    161   (11%)
                          ______  ______  ______  ______   ______  ______  ______  ______  ______  ______ ______  ______
Total UK Insurance         6,632   6,991    (5%)     234      201     16%   6,866   7,192    (5%)   7,629  7,712    (1%)
Operations

US Insurance Operations

Fixed Annuities              573     688   (17%)       -        -       -     573     688   (17%)     573    688   (17%)

Fixed Index Annuities        446     554   (19%)       -        -       -     446     554   (19%)     446    554   (19%)

Variable Annuities         4,554   3,819     19%       -        -       -   4,554   3,819     19%   4,554  3,819     19%

Life                           7       8   (13%)      19       17     12%      26      25      4%     158    147      7%
                          ______  ______  ______  ______   ______  ______  ______  ______  ______  ______ ______  ______
Sub-Total Retail           5,580   5,069     10%      19       17     12%   5,599   5,086     10%   5,731  5,208     10%


Guaranteed Investment        408     458   (11%)       -        -       -     408     458   (11%)     408    458   (11%)
Contracts

GIC - Medium Term Note       527     437     21%       -        -       -     527     437     21%     527    437     21%
                          ______  ______  ______  ______   ______  ______  ______  ______  ______  ______ ______  ______
Total US Insurance         6,515   5,964      9%      19       17     12%   6,534   5,981      9%   6,666  6,103      9%
Operations

Asian Insurance
Operations

China                         72      27    167%      40       36     11%     112      63     78%     268    198     35%

Hong Kong                    501     355     41%     117      103     14%     618     458     35%   1,196    933     28%

India                         26      20     30%     177      105     69%     203     125     62%     728    411     77%

Indonesia                    118      31    281%     109       71     54%     227     102    123%     494    269     84%

Japan                        122      68     79%      22        7    214%     144      75     92%     214     97    121%

Korea                        179     103     74%     241      208     16%     420     311     35%   1,267  1,130     12%

Malaysia                      41       4    925%      78       72      8%     119      76     57%     472    418     13%

Singapore                    593     357     66%      67       72    (7%)     660     429     54%   1,047    803     30%

Taiwan                       132      92     43%     218      139     57%     350     231     52%   1,121    743     51%

Other                         36      15    140%      55       36     53%      91      51     78%     200    130     54%
                          ______  ______  ______  ______   ______  ______  ______  ______  ______  ______ ______  ______
Total Asian Insurance      1,820   1,072     70%   1,124      849     32%   2,944   1,921     53%   7,007  5,132     37%
Operations

                          ______  ______  ______  ______   ______  ______  ______  ______  ______  ______ ______  ______
Group Total               14,967  14,027      7%   1,377    1,067     29%  16,344  15,094      8%  21,302 18,947     12%







Schedule 7 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 4 2007 VERSUS QUARTER 4 2006

INSURANCE OPERATIONS


                                Single                   Regular                   Total                  PVNBP
                        Q4 2007 Q4 2006  +/-(%) Q4 2007   Q4 2006  +/-(%) Q4 2007 Q4 2006  +/-(%) Q4 2007     Q4  +/-(%)
                                                                                                            2006
                           GBPm    GBPm            GBPm      GBPm            GBPm    GBPm            GBPm   GBPm
UK Insurance
Operations

Product Summary

Internal Vesting            369     369      0%    -         -        -       369     369      0%     369    369      0%
annuities

Direct and Partnership      184     279   (34%)    -         -        -       184     279   (34%)     184    279   (34%)
Annuities

Intermediated               140     188   (26%)    -         -        -       140     188   (26%)     140    188   (26%)
Annuities
                         ______  ______  ______  ______    ______  ______  ______  ______  ______  ______ ______  ______
Total Individual            693     836   (17%)    -         -        -       693     836   (17%)     693    836   (17%)
Annuities

Equity Release               48      34     41%    -         -        -        48      34     41%      48     34     41%

Individual Pensions          11       5    120%    -         -        -        11       5    120%      13      5    160%

Corporate Pensions          162     265   (39%)      26        27    (4%)     188     292   (36%)     354    314     13%

Unit Linked Bonds            43      85   (49%)    -         -        -        43      85   (49%)      43     85   (49%)

With-Profit Bonds           114      49    133%    -         -        -       114      49    133%     114     49    133%

Protection                 -          9       -       2      -        -         2       9   (78%)       6     24   (75%)

Offshore Products           129     100     29%       1      -        -       130     100     30%     135    100     35%
                         ______  ______  ______  ______    ______  ______  ______  ______  ______  ______ ______  ______
Total Retail              1,200   1,383   (13%)      29        27      7%   1,229   1,410   (13%)   1,406  1,447    (3%)
Retirement


Corporate Pensions           30      73   (59%)      29        19     53%      59      92   (36%)     135    113     19%

Other Products               47      52   (10%)       5         7   (29%)      52      59   (12%)      70     80   (13%)

DWP Rebates                  14    -          -    -         -        -        14    -          -      14   -          -
                         ______  ______  ______  ______    ______  ______  ______  ______  ______  ______ ______  ______
Total Mature Life and        91     125   (27%)      34        26     31%     125     151   (17%)     219    193     13%
Pensions

                         ______  ______  ______  ______    ______  ______  ______  ______  ______  ______ ______  ______
Total Retail              1,291   1,508   (14%)      63        53     19%   1,354   1,561   (13%)   1,625  1,640    (1%)


Wholesale Annuities       1,754     131  1,239%    -         -        -     1,754     131  1,239%   1,754    131  1,239%

Credit Life                   4     197   (98%)    -         -        -         4     197   (98%)       4    197   (98%)
                         ______  ______  ______  ______    ______  ______  ______  ______  ______  ______ ______  ______
Total UK Insurance        3,049   1,836     66%      63        53     19%   3,112   1,889     65%   3,383  1,968     72%
Operations

Channel Summary

Direct and Partnership      648     949   (32%)      58        47     23%     706     996   (29%)     957  1,045    (8%)

Intermediated               627     559     12%       5         6   (17%)     632     565     12%     651    595      9%

Wholesale                 1,760     328    437%    -         -        -     1,760     328    437%   1,760    328    437%
                         ______  ______  ______  ______    ______  ______  ______  ______  ______  ______ ______  ______
Sub-Total                 3,035   1,836     65%      63        53     19%   3,098   1,889     64%   3,368  1,968     71%

DWP Rebates                  14    -          -    -         -        -        14    -          -      14   -          -
                         ______  ______  ______  ______    ______  ______  ______  ______  ______  ______ ______  ______
Total UK Insurance        3,049   1,836     66%      63        53     19%   3,112   1,889     65%   3,383  1,968     72%
Operations

US Insurance
Operations

Fixed Annuities             152     172   (12%)    -         -        -       152     172   (12%)     152    172   (12%)

Fixed Index Annuities       104     117   (11%)    -         -        -       104     117   (11%)     104    117   (11%)

Variable Annuities        1,137   1,010     13%    -         -        -     1,137   1,010     13%   1,137  1,010     13%

Life                          2       2      0%       6         4     50%       8       6     33%      54     43     26%
                         ______  ______  ______  ______    ______  ______  ______  ______  ______  ______ ______  ______
Sub-Total Retail          1,395   1,301      7%       6         4     50%   1,401   1,305      7%   1,447  1,342      8%


Guaranteed Investment       148     133     11%    -         -        -       148     133     11%     148    133     11%
Contracts

GIC - Medium Term Note      (4)     (5)     20%    -         -        -       (4)     (5)     20%     (4)    (5)     20%
                         ______  ______  ______  ______    ______  ______  ______  ______  ______  ______ ______  ______
Total US Insurance        1,539   1,429      8%       6         4     50%   1,545   1,433      8%   1,591  1,470      8%
Operations

Asian Insurance
Operations

China                        17       5    240%       7        15   (53%)      24      20     20%      65     60      8%

Hong Kong                   178     131     36%      35        35      0%     213     166     28%     424    324     31%

India                         6       6      0%      53        28     89%      59      34     74%     219    148     48%

Indonesia                    53      14    279%      38        22     73%      91      36    153%     192     86    123%

Japan                        40      27     48%       6         4     50%      46      31     48%      66     42     57%

Korea                        60      27    122%      61        53     15%     121      80     51%     284    400   (29%)

Malaysia                     21       1  2,000%      29        24     21%      50      25    100%     186    136     37%

Singapore                   168      86     95%      21        25   (16%)     189     111     70%     326    237     38%

Taiwan                       33      34    (3%)      36        33      9%      69      67      3%     151    143      6%

Other                        15       6    150%      22        11    100%      37      17    118%      78     31    152%
                         ______  ______  ______  ______    ______  ______  ______  ______  ______  ______ ______  ______
Total Asian Insurance       591     337     75%     308       250     23%     899     587     53%   1,991  1,607     24%
Operations

                         ______  ______  ______  ______    ______  ______  ______  ______  ______  ______ ______  ______
Group Total               5,179   3,602     44%     377       307     23%   5,556   3,909     42%   6,965  5,045     38%





INVESTMENT OPERATIONS


                                                                                         Market &         Net
                                    Opening                                     Other    Currency    Movement  Closing
                                        FUM    Gross  Redemptions     Net   Movements   Movements      In FUM      FUM
                                             Inflows              Inflows
                                       GBPm     GBPm         GBPm    GBPm        GBPm        GBPm        GBPm     GBPm

M&G                        Q4 2007   49,907    3,933      (2,568)   1,365       (123)          72       1,314   51,221

                           Q4 2006   42,258    3,505      (2,513)     992         (7)       1,703       2,688   44,946

                            +/-(%)      18%      12%         (2%)     38%    (1,657%)       (96%)       (51%)      14%

Asia Retail Mutual Funds   Q4 2007   15,120   10,842     (10,346)     496       (125)         786       1,157   16,277

                           Q4 2006   10,396    5,674      (4,737)     937        (35)         115       1,017   11,413

                            +/-(%)      45%      91%       (118%)   (47%)      (257%)        583%         14%      43%

Asia Third Party           Q4 2007      980      167         (76)      91        -             45         136    1,116

                           Q4 2006      758       40          (4)      36        -             46          82      840

                            +/-(%)      29%     318%     (1,800%)    153%           -        (2%)         66%      33%

US Retail Mutual Funds     Q4 2007       32       27          (2)      25        -            (2)          23       55

                           Q4 2006        -     -            -       -              -        -           -       -

                            +/-(%)        -      -            -       -             -         -           -        -

Total Investment           Q4 2007   66,039   14,969     (12,992)   1,977       (248)         901       2,630   68,669
Products

                           Q4 2006   53,412    9,219      (7,254)   1,965        (42)       1,864       3,787   57,199

                            +/-(%)      24%      62%        (79%)      1%      (490%)       (52%)       (31%)      20%







Schedule 8 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 4 2007 VERSUS QUARTER 3 2007

INSURANCE OPERATIONS


                             Single                   Regular                   Total                    PVNBP
                     Q4 2007     Q 3   +/-(%) Q4 2007  Q3 2007  +/-(%) Q4 2007     Q 3   +/-(%) Q4 2007     Q 3   +/-(%)
                                2007                                              2007                     2007
                         GBPm    GBPm           GBPm     GBPm             GBPm    GBPm             GBPm    GBPm
UK Insurance
Operations

Product Summary

Internal Vesting         369     343       8%    -        -        -       369     343       8%     369     343       8%
annuities

Direct and               184     227    (19%)    -        -        -       184     227    (19%)     184     227    (19%)
Partnership
Annuities

Intermediated            140     167    (16%)    -        -        -       140     167    (16%)     140     167    (16%)
Annuities
                      ______  ______   ______  ______   ______  ______  ______  ______   ______  ______  ______   ______
Total Individual         693     737     (6%)    -        -        -       693     737     (6%)     693     737     (6%)
Annuities

Equity Release            48      41      17%    -        -        -        48      41      17%      48      41      17%

Individual Pensions       11       9      22%    -           1     -        11      10      10%      13       9      44%

Corporate Pensions       162      14   1,057%      26       16     63%     188      30     527%     354      87     307%

Unit Linked Bonds         43      62    (31%)    -        -        -        43      62    (31%)      43      62    (31%)

With-Profit Bonds        114      69      65%    -        -        -       114      69      65%     114      69      65%

Protection              -       -           -       2        1    100%       2       1     100%       6       6       0%

Offshore Products        129     100      29%       1        1      0%     130     101      29%     135     105      29%
                      ______  ______   ______  ______   ______  ______  ______  ______   ______  ______  ______   ______
Total Retail           1,200   1,032      16%      29       19     53%   1,229   1,051      17%   1,406   1,116      26%
Retirement


Corporate Pensions        30      58    (48%)      29       26     12%      59      84    (30%)     135     155    (13%)

Other Products            47      43       9%       5        7   (29%)      52      50       4%      70      61      15%

DWP Rebates               14    -           -    -        -        -        14    -           -      14    -           -
                      ______  ______   ______  ______   ______  ______  ______  ______   ______  ______  ______   ______
Total Mature Life         91     101    (10%)      34       33      3%     125     134     (7%)     219     216       1%
and Pensions

                      ______  ______   ______  ______   ______  ______  ______  ______   ______  ______  ______   ______
Total Retail           1,291   1,133      14%      63       52     21%   1,354   1,185      14%   1,625   1,332      22%


Wholesale Annuities    1,754       7  24,957%    -        -        -     1,754       7  24,957%   1,754       7  24,957%

Credit Life                4       2     100%    -        -        -         4       2     100%       4       2     100%
                      ______  ______   ______  ______   ______  ______  ______  ______   ______  ______  ______   ______
Total UK Insurance     3,049   1,142     167%      63       52     21%   3,112   1,194     161%   3,383   1,341     152%
Operations

Channel Summary

Direct and               648     586      11%      58       45     29%     706     631      12%     957     763      25%
Partnership

Intermediated            627     549      14%       5        7   (29%)     632     556      14%     651     571      14%

Wholesale              1,760       7  25,043%    -        -        -     1,760       7  25,043%   1,760       7  25,043%
                      ______  ______   ______  ______   ______  ______  ______  ______   ______  ______  ______   ______
Sub-Total              3,035   1,142     166%      63       52     21%   3,098   1,194     159%   3,368   1,341     151%

DWP Rebates               14    -           -    -        -        -        14    -           -      14    -           -
                      ______  ______   ______  ______   ______  ______  ______  ______   ______  ______  ______   ______
Total UK Insurance     3,049   1,142     167%      63       52     21%   3,112   1,194     161%   3,383   1,341     152%
Operations

US Insurance
Operations

Fixed Annuities          152     130      17%    -        -        -       152     130      17%     152     130      17%

Fixed Index              104     122    (15%)    -        -        -       104     122    (15%)     104     122    (15%)
Annuities

Variable Annuities     1,137   1,174     (3%)    -        -        -     1,137   1,174     (3%)   1,137   1,174     (3%)

Life                       2       2       0%       6        4     50%       8       6      33%      54      36      50%
                      ______  ______   ______  ______   ______  ______  ______  ______   ______  ______  ______   ______
Sub-Total Retail       1,395   1,428     (2%)       6        4     50%   1,401   1,432     (2%)   1,447   1,462     (1%)


Guaranteed               148     127      17%    -        -        -       148     127      17%     148     127      17%
Investment Contracts

GIC - Medium Term        (4)     (4)       0%    -        -        -       (4)     (4)       0%     (4)     (4)       0%
Note
                      ______  ______   ______  ______   ______  ______  ______  ______   ______  ______  ______   ______
Total US Insurance     1,539   1,551     (1%)       6        4     50%   1,545   1,555     (1%)   1,591   1,585       0%
Operations

Asian Insurance
Operations

China                     17      36    (53%)       7       13   (46%)      24      49    (51%)      65      91    (29%)

Hong Kong                178     124      44%      35       28     25%     213     152      40%     424     279      52%

India                      6       4      50%      53       43     23%      59      47      26%     219     169      30%

Indonesia                 53      30      77%      38       28     36%      91      58      57%     192     124      55%

Japan                     40      30      33%       6        5     20%      46      35      31%      66      51      29%

Korea                     60      47      28%      61       67    (9%)     121     114       6%     284     375    (24%)

Malaysia                  21      11      91%      29       17     71%      50      28      79%     186     100      86%

Singapore                168     119      41%      21       16     31%     189     135      40%     326     237      38%

Taiwan                    33      36     (8%)      36       46   (22%)      69      82    (16%)     151     259    (42%)

Other                     15       8      88%      22       12     83%      37      20      85%      78      45      73%
                      ______  ______   ______  ______   ______  ______  ______  ______   ______  ______  ______   ______
Total Asian              591     445      33%     308      275     12%     899     720      25%   1,991   1,730      15%
Insurance Operations

                      ______  ______   ______  ______   ______  ______  ______  ______   ______  ______  ______   ______
Group Total            5,179   3,138      65%     377      331     14%   5,556   3,469      60%   6,965   4,656      50%




INVESTMENT OPERATIONS


                                                                                         Market &        Net
                                   Opening                                      Other    Currency   Movement   Closing
                                       FUM    Gross  Redemptions      Net   Movements   Movements     In FUM       FUM
                                            Inflows               Inflows
                                      GBPm     GBPm         GBPm     GBPm        GBPm        GBPm       GBPm      GBPm

M&G                     Q4 2007     49,907    3,933      (2,568)    1,365       (123)          72      1,314    51,221

                        Q3 2007     48,624    3,293      (3,067)      226        (85)       1,142      1,283    49,907

                         +/-(%)         3%      19%          16%     504%       (45%)       (94%)         2%        3%

Asia Retail Mutual      Q4 2007     15,120   10,842     (10,346)      496       (125)         786      1,157    16,277
Funds

                        Q3 2007     13,677   10,463      (9,757)      706        (21)         758      1,443    15,120

                         +/-(%)        11%       4%         (6%)    (30%)      (495%)          4%      (20%)        8%

Asia Third Party        Q4 2007        980      167         (76)       91        -             45        136     1,116

                        Q3 2007        903       11          (5)        6        -             71         77       980

                         +/-(%)         9%   1,418%     (1,420%)   1,417%           -       (37%)        77%       14%

US Retail Mutual Funds  Q4 2007         32       27          (2)       25        -            (2)         23        55

                        Q3 2007         18       14          (1)       13        -              1         14        32

                         +/-(%)        78%      93%       (100%)      92%           -      (300%)        64%       72%


Total Investment        Q4 2007     66,039   14,969     (12,992)    1,977       (248)         901      2,630    68,669
Products

                        Q3 2007     63,222   13,781     (12,830)      951       (106)       1,972      2,817    66,039

                         +/-(%)         4%       9%         (1%)     108%      (134%)       (54%)       (7%)        4%







                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 29 January 2008

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn

                                              Jon Bunn
                                              Director of Public Relations